Ms. Michele Gohlke
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549

Via Fax #: 202-772-9218
Mail Stop 6010


                                                                October 14, 2005


         Re:      Transbotics Corporation
                  Form 10-KSB for Fiscal Year ended November 30, 2004
                  Forms 10-QSB for Fiscal Quarters Ended February 28, 2005 and May 31, 2005
                  File No. 000-18253

Dear Ms. Gohlke:

         We have reviewed your comment letter on the Company's financials dated September 1, 2005 and have prepared our response below to each of your comments including proposed revisions to our Form 10-KSB for the Fiscal Year ended November 30, 2004 and for our Form 10-QSB for the Fiscal Quarter ended May 31, 2005.

         We acknowledge that 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We have keyed our responses below to your comments numbers to facilitate your review.

FORM 10-KSB for the Fiscal Year Ended November 30, 2004
-------------------------------------------------------

Item 8A. Controls and Procedures , page 10
------------------------------------------

     1. We note your statement that the chief executive officer has concluded that the company's disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer has concluded that your disclosure controls and procedures are effective. Please revise to state, in clear and unqualified language, the conclusions reached by your chief executive officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Transbotics response
--------------------

1. It is our position that the Company's system of internal controls and procedures was not effective as of November 30, 2004 because of the material weakness disclosed in Exhibit 13 to our Form 10-KSB. Transbotics' material weakness has been resolved and the method of resolution is disclosed in our Form 10-QSB for the period ending May 31, 2005. Please see our amended Item 8A attached to this letter as Exhibit 1.


Exhibit 13 - Annual Report 2004
-------------------------------

Management's Discussion and Analysis, page 4
--------------------------------------------

Liquidity and Capital Resources, page 9
---------------------------------------

     2. In your November 30, 2003 Annual Report, you disclosed that you signed a ten year Master License Agreement with Netzler & Dahlgren in November 1995 to purchase certain products at stipulated prices, and that in November 2000, you renegotiated the agreement and extended it for ten years. Please tell us and revise the MD&A discussion and the commitment and contingencies footnote to disclose the amount of any material future inventory purchase commitments and any other significant obligations to Netzler & Dahlgren.

Transbotics response
--------------------

2. The original Master License Agreement did not have any minimum purchase quantity of products at any time during the term nor did the renewal in November 2000. There are no other commitments and contingencies or other significant obligations to Netzler and Dahlgren under the renewed Master License Agreement. Based on this fact, we believe the disclosure in the MD&A and the commitments and contingencies footnote is proper and no change or amendment is required to the 2004 Annual Report.

Notes to Financial Statements
-----------------------------

Note 1. Nature of business and Summary of Significant Accounting Policies, page 18
--------------------------------------------------------------------------------

Revenue Recognition, page 18
----------------------------

     3. On page 18 of the Annual Report, you state that revenues from commercial products sales are recognized upon shipment. Please tell us and revised to disclose any significant acceptance provisions or rights of return related to your commercial products and how these terms impact your revenue recognition.

Transbotics response
--------------------

     3. The Company's "Terms and Conditions of Sale Distribution Parts" do not grant a right to reject spare parts (commercial products) or seek a refund of the purchase price. We recognize revenue upon shipment of spare parts because legally the title to the goods has transferred to the customer under our Distribution Terms and Conditions. Since there are no significant acceptance provisions or rights, there is no impact on our revenue recognition as disclosed. As a result, we believe the disclosure in Note 1 of the 2004 Annual Report is adequate and are suggesting no revision or amendment except to incorporate references to engineering services as described in item 4 below.

     4. We note that you provide engineering, training and installation services along with sales of both types of your products. Please tell us and revise your filing to disclose the nature of these services and your accounting for the services and associated costs. Discuss how your accounting for these arrangements complies with SAB 104 and EITF 00-21.

Transbotics response
--------------------

4. Engineering services and distribution parts are provided to our customers to meet their needs after a system has been installed. Our customers issue separate purchase orders for these services whether the services relate to training, installation or general support. Revenue is recognized when the work is performed and costs are incurred. These orders are usually for smaller amounts and range from $5,000 to $30,000 compared to system contracts, which have a much greater value. We believe EITF 00-21 is not applicable as the purchase orders for these services are subsequent to and separate from our system contracts.

We will add to our disclosure in the amended 10-KSB the following language relating to revenue recognition:

     "The Company recognizes revenue from the sale of distribution products and engineering services as shipments are made and/or services rendered."

     5. We note in Note 10 on page 26 that you entered into an Equipment Purchase and Installation Contract with a major customer for approximately $1,450,000 for two AGV systems. We note that the customer has the right to cancel the contract, the right to have the equipment removed at no expense to the customer and the right to a full refund of the purchase price should acceptance not occur within six months after delivery. Please tell us how you have accounted for the revenue on this contract and related costs, and quantify for us any significant revenue or deferred costs related to this contract as of November 30, 2004. Tell us how the substantial acceptance criteria relating to this contract has impacted your revenue recognition on this contract.

Transbotics response
--------------------

5. The single contract with this customer covered two AGVS' to be installed at two separate plants to take advantage of a price break due to volume. However, the contract treated each installation separately, and any problems delaying acceptance at one plant were not grounds for withholding acceptance at the other plant. Acceptance of each system was defined in the contract to occur when the system met the requirements of the "Functional Specification" of the system, which was a document agreed upon by both companies prior to delivery of the equipment to the site. We typically do not agree to a "money back" remedy for failure to meet the requirements of a Functional Specification. However, because this was a routine project and because of the risk of losing a major order to competition if we did not agree, we agreed to a "money back" remedy for each installation for irreparable failure of that plant's system to meet its respective Functional Specification.

As of November 30, 2004 we had recognized the entire revenue ($464,500) relating to the first plant's AGV system, as that system had been delivered and accepted as of that date. The contract value of the second plant was $1,020,210, and, using our standard percentage of completion method, we had recognized $933,443 in revenue based on work and cost completed as of November 30, 2004. All equipment had been completed, delivered and accepted for the second plant and there remained only $86,766 of backlog spare parts and onsite engineering work to meet the final system acceptance as defined by that system's Functional Specification. Transbotics performed the remaining onsite engineering services within six months after delivery, the system was accepted, and the customer paid the balance of the contract price in full in the third quarter of 2005. Despite the language in the contract providing for a possible refund due to non-performance, all functional specifications had been met as of November 30, 2004 and there was no basis for the customer to claim non performance.

Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
-----------------------------------------------------

Condensed Statements of Cash Flows, page 6
------------------------------------------

     6. Please clarify to us the activity during the six months ending May 31, 2005 relating to your notes payable. The statement of cash flows shows principal payments on long-term borrowings of $646 for the period. However, your disclosures in Note D and also on page 14 indicate that you no longer have any amounts outstanding on your bank line of credit. Tell us when you paid down the outstanding balance on the line of credit. Also, tell us why the payment on this line of credit is not reflected on your statement of cash flows.

Transbotics response

6. We did pay down the outstanding balance on the line of credit during the six months ended May 31, 2005. The payment should have been reflected on our statement of cash flows. We will amend the May 31, 2005 10-QSB to reflect this change.

Notes to Condensed Financial Statements

Condensed Statements of Operations, page 5

     7. We note that you only present one figure for weighted average number of common shares outstanding. It does not appear that you have presented the diluted weighted average number of common shares outstanding. Please revise future filings to disclose the diluted weighted average number of common shares outstanding. In addition, revise the notes to the condensed interim financial statements in future filings to provide a reconciliation of the numerator and denominator in determining your earnings (loss) per share and all other disclosures as required by paragraphs 40 and 41 SFAS 128.

Transbotics response

7. We will revise future filings to disclose diluted weighted average number of common shares outstanding as well as the notes to the condensed interim financial statements to provide a reconciliation of the numerator and denominator to our earnings (loss) per share and all other disclosures as required by paragraphs 40 and 41 of SFAS 128.

Item 3. Controls and Procedures, page 15
----------------------------------------

     8. We note your disclosure that you have taken corrective action to address the material weakness identified in previous periods "by hiring and external accountant to review the work prepared by the CEO and adopting an internal procedure requiring independent review and verification by this external accountant of the preparation of the financial reports information." Please confirm to us that the external accountant referred to is not your independent public accounting firm. Please also clarify this disclosure in future filings.

Transbotics response
--------------------

8. We confirm that the external accountant referred to is not our independent registered public accounting firm and has no current or prior affiliation with them. We will clarify this disclosure in the August 31, 2005 10QSB and other future filings.


Should you have any other comments or questions relating to the above please do not hesitate to contact me at (704) 362-1115.


Sincerely,


/s/ Claude Imbleau
------------------
Claude Imbleau
CEO, President

Exhibit 1.

Item 8A.  Controls and Procedures

    The Company maintains a system of internal controls and procedures designed to provide reasonable assurance as to the reliability of the Company's published financial statements and other disclosures included in this report. The Company's Board of Directors, operating through an audit committee that is composed entirely of independent outside directors, provides oversight to the Company's financial reporting process.

      Under the supervision and with the participations of our management, including the Chief Executive Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer has concluded that, for the reason discussed below, these disclosure controls and procedures are not effective to provide reasonable assurance that information required to be disclosed by us in reports that we file under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported, within the time periods specified in Securities and Exchange Commission rules and forms. It should be noted that in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have designed our disclosure controls and procedures to reach a level of reasonable assurance of achieving desired control objectives and, based on the evaluation described above, our Chief Executive Officer concluded that our disclosure controls and procedures were not effective at reaching that level of reasonable assurance.

      In connection with the audit of our financial statements for the fiscal year ended November 30, 2004, our independent registered public accounting firm informed us that they had discovered what they believed to be a significant deficiency which constitutes a material weakness in our internal controls over financial reporting under the standards of the Public Company Accounting Oversight Board. They noted that adequate segregation of duties do not exist for the Company's financial reporting process, as the duties of Controller, CFO and CEO are performed by the same individual. Accordingly, the preparation of financial statements and the related monitoring controls surrounding this process have not been performed by different individuals.

There were no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. Without limiting the foregoing, there have been no significant changes in internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.